UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 24, 2022

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

Upon the advice and request of FINRA, the Company has added some additional language to the Plan of Distribution section of the Company’s Amended Offering Circular. The “Plan of Distribution” section of the Company’s Amended Offering Circular dated December 14, 2021 now reads(with additions in bold):

The shares are being offered by us on a “best-efforts” basis by our officers, directors and employees, with the assistance of independent consultants, and through registered broker-dealers who are members of the Financial Industry Regulatory Authority (“FINRA”). As of the date of this Offering Circular, unless otherwise permitted by applicable law, we do not intend to accept subscriptions from investors in this Offering who reside in certain states, unless the Company’s FINRA-member broker-dealer is approved consummate and process sales to investors in such states. We reserve the right to temporarily suspend and/or modify this Offering and Offering Circular in the future, during the Offering Period, in order to take such actions necessary to enable the Company to accept subscriptions in this Offering from investors residing in such states identified above.

There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a “rolling basis.” This means we will be entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, offering expenses, reimbursements, and other uses as more specifically set forth in the “Use of Proceeds” contained elsewhere in this Offering Circular.

We have retained Rialto Markets, LLC as a FINRA registered broker-dealer for its services in this transaction. Participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this Offering Circular. These provisions apply to all FINRA members participating in this offering, including, but not limited to, Rialto Markets, LLC. The Company has retained Rialto Markets to act as the Broker of Record for the Offering. Rialto Markets will receive a consulting fee of $5,000, a Blue-Sky Service fee of $5,000, a commission/fee of 3% of the aggregate amount of gross proceeds from the offering. In addition to these fees, Rialto Markets may also receive expense reimbursements up to $15,000 for FINRA and Blue-Sky Fees. Additionally, monthly technology fees of $2500 will be paid to KoreConX for the duration of the Offering. The maximum amounts of all items of underwriting compensation in connection with this offering are disclosed, pursuant to FINRA rule 5110(c)(2)(C).

In return for the aforementioned compensation, Rialto Markets will provide the company: advisory services, marketing, data analytics, background checks, investor accreditation, subscription agreement review, investment limit review, registered agency, data transmission, and back-office activities,

A maximum of five percent (5%) of the gross proceeds of this Offering Sales commissions is to be paid to any participating underwriter. Notwithstanding the services of Rialto Markets as noted above, we may pay selling commissions to other participating broker-dealers who are members of FINRA for shares sold by them, equal to a percentage of the purchase price of the Class A common stock shares that they sell. We may pay finder’s fees to persons who refer investors to us. We may also pay consulting fees to consultants who assist us with the Offering, based on invoices submitted by them for advisory services rendered. As of the date of this Offering Circular, the Company has not retained or engaged with any other broker-dealers, consultants, or finders. Consulting compensation, finder’s fees and brokerage commissions may be paid in cash, Class A common stock or warrants to purchase our Class A common stock. We may also issue shares and grant stock options or warrants to purchase our Class A common stock to broker-dealers for sales of shares attributable to them, and to finders and consultants, and reimburse them for due diligence and marketing costs on an accountable or non-accountable basis.

This offering will terminate on the earlier of (i) May 15, 2022, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold; or (iii) when our board of directors elects to terminate the Offering.

Rialto Markets was issued 3,925 shares of common stock as compensation (1% success) for its services provided in the company’s Reg CF raise ending October 28, 2021.  These shares are of the same kind (Class A common) as issued to the investors of the Reg CF offering and not options, warrants or convertible shares with respect to 5110(g)(8).  These non-convertible securities are valued at $1.00 as per the value calculations provided in 5110(c)(2).  With respect to 5110(e)(1), these shares are held to the same restrictions imposed by Regulation CF as well as those placed on the Class A commons shares issued to investors of the Reg CF offering.  Specifically, these shares will not be sold, transferred, assigned, pledged, hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of the commencement of sales of the public equity offering.  If there is any change to this lock-up restriction, an update disclosure will be provided in the section on distribution arrangements in the offering circular as prescribed in 5110(e)(1)(b).

A Securities commission (the “Securities Commission”) equivalent to one percent (1%) of the dollar value of the securities issued to Investors pursuant to each Offering at the time of closing. RIALTO will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Securities Commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), RIALTO will not accept a Securities Commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: January 24, 2022